

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2018

Robert E. Rasmus
Chief Executive Officer
Hi-Crush Partners LP
1330 Post Oak Blvd., Suite 600
Houston, Texas 77056

>   **Re: Hi-Crush Partners LP**
>   **Registration Statement on Form S-3**
>   **Filed November 15, 2018**
>   **File No. 333-228403**

Dear Mr. Rasmus:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at 202-551-3329 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Beverages, Apparel and
>   Mining

cc: Doug Lionberger